EXHIBIT 23.1

                          Independent Auditors' Consent



The Administrative Committee

Consumer Portfolio Services, Inc. 401(k) Plan

We consent to the incorporation by reference in the Registration Statement on Form S-8 (file no. 333-58199) of Consumer Portfolio Services, Inc. of our report dated June 23, 2000, relating to the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits of the Consumer Portfolio Services, Inc. 401(k) Plan as of and for the years ended December 31, 1999 and 1998 and all related schedules, which report appears in the December 31, 1999 annual report on Form 11-K of the Consumer Portfolio Services, Inc. 401(k) Plan.

/s/  KPMG LLP



Orange County, California

June 28, 2000